UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BBV Vietnam S.E.A. Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y0764A114
(CUSIP Number)

Eliezer Helfgott, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0764A114

1.	Name of Reporting Persons. CENTURION CREDIT FUNDING LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%**

14.	Type of Reporting Person (See Instructions) OO

** This calculation is based on 6,468,750 shares of common stock (“Common Shares”) of BBV Vietnam S.E.A. Acquisition Corp. (the “Issuer”) outstanding as of January 28, 2010 as reported in the Issuer’s definitive proxy statement plus the issuance of an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with Centurion Credit Funding LLC and other institutional investors, respectively, on February 8, 2010.

CUSIP No. Y0764A114

1.	Name of Reporting Persons. Murray Huberfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%**

14.	Type of Reporting Person (See Instructions) IN

** This calculation is based on 6,468,750 shares of common stock (“Common Shares”) of BBV Vietnam S.E.A. Acquisition Corp. (the “Issuer”) outstanding as of January 28, 2010 as reported in the Issuer’s definitive proxy statement plus the issuance of an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with Centurion Credit Funding LLC and other institutional investors, respectively, on February 8, 2010.

 Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (“Common Shares”) of BBV Vietnam S.E.A. Acquisition Corp., a Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed by Centurion Credit Funding, LLC. (“Centurion”), a Delaware limited liability company, and Murray Huberfeld (the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated February 18, 2010, a copy of which is attached hereto as Exhibit 2.

(b)	The business address of each of the Reporting Persons is 152 West 57th Street, New York, New York 10019.

(c)	Murray Huberfeld is the Chairman of Centurion.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Centurion purchased the 875,000 shares of common stock (the “Subject Shares”) for a total consideration of $7,000,000. The source of funds for such transaction was derived from the capital of Centurion.

Item 4. Purpose of Transaction

The Issuer has stated in filings with the Securities and Exchange Commission that it was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business. As described in the Issuer’s definitive proxy statement included in a Form 6-K filed on January 29, 2010 with the Securities and Exchange Commission, the Issuer is currently seeking approval from holders of its Common Shares of proposed amendments to its certificate of incorporation (the “Extension Proposal”) to extend the time in which it must complete a business combination before it is required to be liquidated and grant conversion rights to holders of its public Common Shares in connection with such vote to approve the Extension Proposal. The purpose of the Extension Proposal is to allow the Issuer more time to complete its proposed business combination (the “Business Combination”) with Migami, Inc. pursuant to a letter of intent dated as of July 23, 2009 (the “Letter of Intent”).

As part of these arrangements, Migami negotiated with the Reporting Persons and other institutional investors to explore the means by which a sufficient number of the Issuer’s public Common Shares could be purchased through negotiated private transactions with the voting of such shares by such institutional investors to be in favor of the Extension Proposal. Accordingly, on February 8, 2010, the Issuer entered into a definitive stock purchase agreement with Centurion and Migami, pursuant to which Centurion purchased 875,000 shares of the Issuer’s common stock from third parties in privately negotiated transactions at a purchase price of $8.00 per share, which price approximates the estimated liquidation distribution per share as Issuer’s common stockholders might receive in the event stockholders did not approve the Extension Proposal and the Issuer were forced to liquidate. Pursuant to the stock purchase agreement with the Issuer, on the earliest to occur of: (i) the first date any funds are disbursed from the Issuer’s trust account, except if the Extension Proposal is approved, for disbursements to Company stockholders who exercise their conversion rights on or prior to February 12, 2010, (ii) February 18, 2010 if the Extension Proposal is not approved, (iii) the fifth business day after the proposed business combination with Migami is abandoned, (iv) the third business day after the proposed business combination with Migami is approved by the Issuer’s stockholders and (v) February 22, 2010 (subject to extension to April 19, 2010 if certain funds are deposited by Migami into an escrow account for the benefit of Centurion and the other investors), the Issuer has agreed to purchase from Centurion the shares of the Issuer’s common stock purchased from third parties at a price equal to the aggregate purchase price paid to acquire the Common Shares plus 2.25%, provided such sale occurs within 30 days of purchase. If the purchase occurs after the 30th day from the date of purchase, the Issuer and Migami will pay an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period (prorated for the actual numbers of days the shares are held). Notwithstanding the foregoing, however, if the business combination with Migami is not consummated, the Issuer shall not be obligated to pay Centurion more than the liquidation price per share. Additionally, the Issuer shall deliver Centurion 66,425 shares of its common stock in connection with the execution of the agreement, 54,348 additional shares in the event the proposed business combination with Migami is consummated any time between the 31st and 60th day following execution of the agreement and an additional 1,610 shares on each 30th day thereafter (payable on a pro rata basis for any periods less than 30 days) until the day of the stockholder meeting at which the business combination with Migami is voted on. All such additional shares must be delivered prior to such stockholder meeting.

In connection with the transaction effecting such purchases, the Issuer advised the Reporting Persons that, together with another institutional investor, they now control sufficient voting power of outstanding Common Shares to approve the Extension Proposal being voted on at the special meeting scheduled for February 12, 2010 for such purpose. In connection with such purchases, Centurion appointed John Park and Eric Zachs as its proxies (to the extent Centurion has the right to vote such shares) for the purpose of voting at the meeting to approve the Extension Proposal.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the definitive proxy statement of the Issuer, 6,468,750 Common Shares were outstanding as of January 28, 2010. In addition, the Issuer has agreed to issue an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with Centurion and other institutional investors, respectively, on February 8, 2010. Based on the foregoing, the Subject Shares represented approximately 12.9% of the Common Shares outstanding.

The shares reported in this Schedule 13D are held directly by Centurion.  Murray Huberfeld is the Chairman of Centurion and may be deemed to have indirect beneficial ownership of the shares held directly by Centurion.  White Star LLC owns 1,000,000 Common Shares.  Laura Huberfeld, Murray Huberfeld’s wife, is the manager of White Star and may be deemed to indirectly beneficially own such shares.  Murray Huberfeld disclaims beneficial ownership of shares directly held by Centurion as well as any shares that may be deemed to be indirectly beneficially owned by Laura Huberfeld.

(c) On February 9, 2010, Centurion purchased 875,000 Common Shares for a purchase price of $8.00 per share from stockholders of the Issuer in privately negotiated transactions. In addition, simultaneously therewith, the Issuer agreed to issue and deliver to Centurion an aggregate of 66,425 Common Shares.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 8, 2010, the Issuer entered into a definitive stock purchase agreement with Centurion and Migami, pursuant to which Centurion purchased 875,000 shares of the Issuer’s common stock from third parties in privately negotiated transactions at a purchase price of $8.00 per share, which price approximates the estimated liquidation distribution per share as Issuer’s common stockholders might receive in the event stockholders did not approve the Extension Proposal and the Issuer were forced to liquidate. Pursuant to the stock purchase agreement with the Issuer, on the earliest to occur of: (i) the first date any funds are disbursed from the Issuer’s trust account, except if the Extension Proposal is approved, for disbursements to Company stockholders who exercise their conversion rights on or prior to February 12, 2010, (ii) February 18, 2010 if the Extension Proposal is not approved, (iii) the fifth business day after the proposed business combination with Migami is abandoned, (iv) the third business day after the proposed business combination with Migami is approved by the Issuer’s stockholders and (v) February 22, 2010 (subject to extension to April 19, 2010 if certain funds are deposited by Migami into an escrow account for the benefit of Centurion and the other investors), the Issuer has agreed to purchase from Centurion the shares of the Issuer’s common stock purchased from third parties at a price equal to the aggregate purchase price paid to acquire the Common Shares plus 2.25%, provided such sale occurs within 30 days of purchase. If the purchase occurs after the 30th day from the date of purchase, the Issuer and Migami will pay an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period (prorated for the actual numbers of days the shares are held). Notwithstanding the foregoing, however, if the business combination with Migami is not consummated, the Issuer shall not be obligated to pay Centurion more than the liquidation price per share. Additionally, the Issuer shall deliver to Centurion shares of its common stock in connection with the execution of the agreement, 54,348 additional shares in the event the proposed business combination with Migami is consummated any time between the 31st and 60th day following execution of the agreement and an additional 1,610 shares on each 30th day thereafter (payable on a pro rata basis for any periods less than 30 days) until the day of the stockholder meeting at which the business combination with Migami is voted on. All such additional shares must be delivered prior to such stockholder meeting.

In connection with such purchases, Centurion appointed John Park and Eric Zachs as its proxies (to the extent Centurion has the right to vote such shares) for the purpose of voting at the meeting to approve the Extension Proposal.

To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1.	Stock Purchase Agreement, dated February 8, 2010 between the Issuer and Centurion

2.	Joint Filing Agreement, dated as of February 18, 2010, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010

CENTURION CREDIT FUNDING LLC
By:	/s/ Murray Huberfeld
	Name:	Murray Huberfeld
	Title:	Chairman
MURRAY HUBERFELD
/s/ Murray Huberfeld

EXHIBIT INDEX

1.	Stock Purchase Agreement, dated February 8, 2010 between the Issuer and Centurion

2.	Joint Filing Agreement, dated as of February 18, 2010, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.